UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Ladder Capital Corp
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

505743 10 4
(CUSIP Number)

Andrew Prodanyk, 900-100 Adelaide St W, Toronto, ON M5H 0E2 Canada,
Tel: 416.864.3227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OCP LCF Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0591884
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER

SHARES		3,683,087

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		3,683,087

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,683,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13D

CUSIP No. 505743 10 4

1	NAMES OF REPORTING PERSONS
OMERS Administration Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EIN: 98-0510778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER

SHARES		3,683,087

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		3,683,087

PERSON	10	SHARED DISPOSITIVE POWER

WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,683,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 21, 2014 (the “Original Schedule 13D”) as amended by Schedule 13D filed with the SEC on March 7, 2017 (“Amendment No. 1”) and Schedule 13D filed with the SEC on August 23, 2017 (“Amendment No. 2”) relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended further as follows:

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 3, by adding the following at the end thereof:

The Reporting Persons hold their securities of the Issuer for investment purposes. A business decision was made by the Reporting Persons to divest a portion of these securities based on a review of numerous factors, including, among other things, the price levels of the securities, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; and the relative attractiveness of alternative business and investment opportunities. Accordingly, 1,578,466 Class A shares of the Issuer were sold on November 27, 2017.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amendment No. 1and Amendment No. 2 is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 3:

*The ownership percentages set forth below are based on 88,925,736 shares of the Issuer’s Class A Common Stock and 21,822,238 shares of the Issuer’s Class B Common Stock outstanding as set forth in Form 10-Q filed by the Issuer with the SEC on November 3, 2017.

(a)	OCP LCF Holdings Inc. beneficially owns 3,683,087 shares of Class A Common Stock, which represent 4.1% of the outstanding Class A shares (3.3% on a fully diluted basis).

OMERS Administration Corporation, as the parent company of OCP LCF Holdings Inc., beneficially owns 3,683,087 shares of Class A Common Stock, which represent 4.1% of the outstanding Class A shares (3.3% on a fully diluted basis).

(b)	The number of shares of Class A Common Stock as to which each of the Reporting Persons share voting and dispositive power is 5,261,553.

(e)	OCP LCF Holdings Inc. and OMERS Administration Corporation will cease to be a beneficial owner of more than five percent of the class of securities upon settlement of the trade on November 29, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2017
Dated

[signed] “Andrew Prodanyk”
Signature

Andrew Prodanyk, Assistant Secretary and Director, OCP LCF Holdings Inc.
Name/Title

November 28, 2017
Dated

[signed] “Christine Sharp”
Signature

Christine Sharp, Senior Vice President & Associate General Counsel, Legal,
OMERS Administration Corporation
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).